Merrill Lynch Variable
  Series Funds, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Gentlemen:

We have acted as counsel to Merrill Lynch Variable Series Funds, Inc.
(the "Company") in connection with the sale of fifteen classes of shares of common stock (the "Common Stock") pursuant to the Distribution Agreement between the Fund and Merrill Lynch Funds Distributor, Inc.
(the "Distribution Agreement"). You have asked us to furnish certain legal opinions in connection with the filing of a notice (the "Notice") under Rule 24f-2 of the Investment Company Act of 1940, as amended
(the "Act").

For purposes of the opinions expressed in this letter, we have examined the Articles of Incorporation, as amended through the date hereof, the Distribution Agreement and such other documents and questions of law as we have deemed necessary or advisable. As to relevant matters of fact, we have relied upon such documents as we deemed appropriate.

Based on the foregoing, we are of the opinion that when (a) the 117,506,135 shares of the Company's Domestic Money Market Fund referred to in paragraphs 10 and 11 of the Notice; (b) the 8,150,193 shares of the Company's Reserve Assets Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (c) the 8,260,438 shares of the Company's Prime Bond Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (d) the 6,670,982 shares of the Company's High Current Income Fund Common Stock referred to in paragraphs 10 and 11 of the Notice;
(e) the 5,413,343 shares of the Company's Quality Equity Fund
Common Stock Fund referred to in paragraphs 10 and 11 of the Notice;
(f) the 5,767,948 shares of the Company's Equity Growth Fund Common
Stock referred to in paragraphs 10 and 11 of the Notice; (g) the 572,823 shares of the Company's Natural Resources Focus Fund Common Stock referred to in paragraphs 10 and 11; (h) the 1,132,664 shares of the Company's American Balanced Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (i) the 6,331,134 shres of the Company's
Global Strategy Focus Fund Common Stock referred to in paragraphs 10 and
11 of the Notice; (j)  the 12,724,552 shares of the Company's Basic
Value Focus Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (k) the 2,256,579 shares of the Company's Global Bond Focus Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (l) the 1,454,560 shares of the Company's Global Utility Focus Fund Common Stock referred to in paragraphs 10 and 11 of the notice; (m) the 6,896,693 shares of the Company's International Equity Focus Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (n) the 4,613,766 of the Company's Developing Capital Markets Focus Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; (o) the 5,032,054 shares of the Company's Government Bond Fund Common Stock referred to in paragraphs 10 and 11 of the Notice; and (p) the 57,357 shares of the Company's Index 500 Fund Common Stock referred to in paragraph
10 of the Notice were sold during the fiscal year ended December 31, 1996 pursuant to the
Distribution Agreement in reliance upon registration pursuant to Rule 24f-2 of the Act and in accordance with the currently effective prospectus of the Fund, the shares referred to in clauses (a), (b),
(c), (d), (e), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o), (p)
were legally issued, fully paid and non-assessable.

Very truly yours,